May 3, 2007

Via: Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Carmen Moncada-Terry

Re:	Response Letter to SEC Comments to Form SB-2 filed February 26, 2007
File No. 333-140899

Ladies and Gentlemen:

On behalf of Little Squaw Gold Mining Company (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) in a letter dated March 8, 2007, in regard to the Form SB-2 filed by the Company on February 26, 2007 (File No. 333-140899).

SEC Comment:

Form SB-2 filed February 26, 2007

1. Please update the financial information throughout the filing to comply with Item 310(g) of Regulation S-B.

Company Response:

1. On May 2, 2007, the Company filed with the SEC an amended registration statement on Form SB-2 (File No. 333-140899). As required by Item 310(g) of Regulation S-B, the amended registration statement contains financial information for the fiscal year ended December 31, 2006, including the Company’s audited financial statements for the year ended December 31, 2006 and updated disclosure throughout the registration statement which reflects the most recent financial and business information regarding the Company.

If you have any questions or concerns in relation to this the response letter, please contact me at (303) 352-1133.

Very truly yours,

/s/ Jason K. Brenkert, Esq.
Jason K. Brenkert, Esq.

cc: Kenneth Sam, Esq.

cc: Ted Sharp (Little Squaw Gold Mining Company)

cc: Richard Walters (Little Squaw Gold Mining Company)